STATEMENT OF INVESTMENTS

Dreyfus Basic U.S. Government Money Market Fund

November 30, 2006 (Unaudited)

U.S. Government Agencies--64.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
1/22/07	5.27	25,000,000 a	24,999,481
4/11/08	5.24	50,000,000 a	49,980,202
Federal Home Loan Bank System			
7/18/07	5.22	25,000,000 a	24,998,135
Federal Home Loan Mortgage Corp.:			
3/5/07	5.26	47,950,000	47,307,710
4/18/07	5.24	43,969,000	43,112,777
11/21/07	5.23	25,000,000	25,000,000
Federal National Mortgage Association			
5/2/07	5.22	37,841,000	37,026,956
Total U.S. Government Agencies			
(cost $252,425,261)			**252,425,261**
Repurchase Agreements--35.7%			
Banc of America Securities LLC			
dated 11/30/06, due 12/1/06 in the amount of			
$42,006,160 (fully collateralized by $43,209,000 U.S.			
Treasury Bills, due 2/1/07, value $42,840,427)	5.28	42,000,000	42,000,000
Barclays Financial LLC			
dated 11/30/06, due 12/1/06 in the amount of			
$15,402,242 (fully collateralized by $16,094,000 U.S.			
Treasury Bills, due 5/24/07, value $15,708,066)	5.24	15,400,000	15,400,000
Citigroup Global Markets Holdings Inc.			
dated 11/30/06, due 12/1/06 in the amount of			
$41,005,991 (fully collateralized by $40,640,000 Federal			
Home Loan Bank System, Bonds, 4.875%, due 11/27/13,			
value $40,808,910 and $1,019,000 Federal Home Loan			
Mortgage Corp., Notes, due 12/21/06, value $1,015,739)	5.26	41,000,000	41,000,000
UBS Securities LLC			
dated 11/30/06, due 12/1/06 in the amount of			
$41,006,002 (fully collateralized by $42,725,000 U.S.			
Treasury Bills, due 5/3/07, value $41,823,928)	5.27	41,000,000	41,000,000
Total Repurchase Agreements			
(cost $139,400,000)			**139,400,000**
Total Investments (cost $391,825,261)		**100.3%**	**391,825,261**
Liabilities, Less Cash and Receivables		**(.3%)**	**(1,003,593)**
Net Assets		**100.0%**	**390,821,668**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.